Exhibit 99.1

Golden Star Achieves 2016 Production Guidance and Provides Guidance for 2017

2017 Production Guidance 31-44% higher than 2016 Gold Production

TORONTO, Jan. 11, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its production results for the fourth quarter and full year of 2016 and its guidance for 2017.

HIGHLIGHTS

•	Gold production of 194,054 ounces in 2016, in the top half of the guidance range of 180,000 to 205,000 ounces
•	Gold production by asset in 2016, as follows:
•	Wassa Main Pit: 93,319 ounces
•	Wassa Underground Gold Mine ("Wassa Underground"): 11,062 ounces
•	Prestea Open Pits: 89,673 ounces
•	Gold production of 53,403 ounces during the fourth quarter of 2016, representing Golden Star's strongest quarterly performance of the year
•	Wassa Underground's mining rates accelerated strongly during the quarter, culminating in the declaration of commercial production on January 1, 2017
•	Prestea Open Pits achieved record quarterly production for the second consecutive quarter, with production of 24,128 ounces
•	Cash and cash equivalents balance of $21.7 million as of December 31, 2016, which does not include the receipt of the $10 million scheduled advance payment on January 3, 2017 from RGLD Gold AG ("RGLD"), a subsidiary of Royal Gold, Inc., pursuant to the gold purchase and sale agreement, as amended, with RGLD
•	Full year 2017 guidance of:
•	255,000-280,000 ounces of gold production
•	$780-$860 per ounce cash operating cost[1]
•	$970-$1,070 per ounce All-In Sustaining Cost ("AISC")[1]

Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"2016 was a transformational year for Golden Star as it represented our transition into a combined open pit and underground gold mining company and our first full year as a wholly non-refractory producer.  It is testament to the hard work and determination of our teams at both operations that we achieved our 2016 production guidance in the top half of the range, at the same time as progressing two underground development projects.  In 2017 we are focused on expanding our production and continuing to reduce our costs as Golden Star continues on its path to become a high grade, low cost producer."

2016 Production Results and Operations Update

Golden Star produced 194,054 ounces of gold in 2016, in the top half of its 2016 production guidance range of 180,000-205,000 ounces.  The fourth quarter of 2016 represented the Company's strongest quarterly production of the year, with gold production of 53,403 ounces.

As at December 31, 2016, Golden Star had a cash and cash equivalents balance of $21.7 million, which does not include the receipt of the $10 million scheduled advance payment from RGLD on January 3, 2017.

Wassa Gold Mine (Main Pit and Underground)

Total gold production from Wassa Main Pit in 2016 was 93,319 ounces and in the fourth quarter of 2016, gold production was 21,411 ounces.

Total gold production from Wassa Underground in 2016 was 11,062 ounces and in the fourth quarter of 2016, gold production was 7,865 ounces.  This represents an increase of 257% compared to the third quarter of 2016 and may be attributed to a strong acceleration of mining rates. As previously reported, the Company achieved commercial production at Wassa Underground on January 1, 2017, on time and within budget.  At December 31, 2016, 3,818 metres of development had been completed and seven stopes had been accessed by the Company.

The total ore processed by the Wassa processing plant during 2016 was 2.6 million tonnes at a blended grade of 1.32 grams per tonne ("g/t") and with a metallurgical recovery of 94%.

Prestea Open Pits

Gold production from the Prestea Open Pits was 89,673 ounces in 2016, which was 28% higher than the top end of the Company's original 2016 guidance for these assets.  Gold production in the fourth quarter of 2016 was 24,127 ounces, delivering record quarterly production from the Prestea Open Pits for the second consecutive quarter.

The total ore processed by the Prestea processing plant during 2016 was 1.5 million tonnes at a grade of 2.21g/t, and with a metallurgical recovery of 84%.

Prestea Underground

Construction of Prestea Underground continued on time and on budget, with the first Alimaks having arrived at Prestea Underground in December 2016.  Other equipment also continued to arrive, including underground haulage equipment such as ore trucks and man carts.

The Company expects to blast the first stope during the second quarter of 2017. Development at Prestea Underground is anticipated to remain on track for commercial production to be achieved in mid-2017.

Mampon

As previously announced, Golden Star received a mining lease for the Mampon deposit in October 2016.  Mampon is a higher grade, oxide deposit (304Kt at 4.60g/t for 45,000 ounces) that is intended to be mined in conjunction with the Prestea Open Pits.

Golden Star expects to begin mining Mampon during the second quarter of 2017.  Due to its relatively high grade nature compared to the Prestea Open Pits, Mampon is expected to enhance the Company's 2017 cash flow.

Exploration

Golden Star intends to release an update on its exploration strategy for 2017 and beyond, in addition to further drilling results from the B Shoot zone of the Wassa Underground ore body, during the first quarter of 2017.

Full Year 2017 Guidance

The following tables set out Golden Star's full year 2017 guidance in terms of gold production, cash operating costs1, AISC1, and capital expenditures.

Gold Production and Operating Cost Guidance

Asset	Gold Production (ounces)	Cash Operating Costs[1] ($/oz)	AISC[1] ($/oz)
Wassa Main Pit	85,000-95,000
Wassa Underground	60,000-65,000
Wassa Consolidated	145,000-160,000	830-915
Prestea Open Pits[2]	65,000-70,000
Prestea Underground[3]	45,000-50,000
Prestea Consolidated	110,000-120,000	715-780
CONSOLIDATED	255,000-280,000	780-860	970-1,070

Capital Expenditures Guidance

Asset	Sustaining Capital ($ millions)	Development Capital ($ millions)	Total Capital Expenditures ($ millions)
Wassa Main Pit and Surface Infrastructure	5.9	1.1	7.0
Wassa Underground	9.0	3.4	12.4
Prestea Open Pits	5.0	-	5.0
Prestea Underground[4] and Processing Plant	0.4	31.2	31.6
Exploration	-	2.4	2.4
TOTAL	20.3	38.1	58.4

Notes to tables:

1.     See "Non-GAAP Financial Measures".

2.     Prestea Open Pits production guidance includes the forecast production from the Mampon deposit.

3.     Production guidance for Prestea Underground includes 7,000-7,500 ounces of pre-commercial production. Costs incurred at Prestea Underground will be capitalized until commercial production is achieved. As a result, these costs are reflected in the Company's development capital expenditure guidance set out in the second table and are not included in the Company's cash operating cost or AISC guidance set out in the first table.

4.     Capital expenditures for Prestea Underground exclude capitalized revenues and capitalized interest.

Golden Star's production guidance for 2017 represents an increase of 31% to 44% compared to full year production in 2016.  This increase is expected to be achieved due to the following factors:

•	Production from Wassa Underground, which has Mineral Reserves grading 4.59g/t, is expected to continue to ramp-up during the year. The Company anticipates that production will increase significantly from the third quarter of 2017 onwards as Golden Star begins to access the transverse stopes of the higher grade B Shoot zone;
•	Commercial production at Prestea Underground, which has Mineral Reserves grading 14.02g/t, is expected to be achieved in mid-2017; and
•	Production from the Mampon deposit is expected to commence during the second quarter of 2017

As a result of the above factors being anticipated to occur primarily during the second half of 2017, Golden Star expects gold production to be weighted towards the second half of the year.  Gold production in the first and second quarters of 2017 is expected to be in line with the production results for the fourth quarter of 2016.

Consequently, Golden Star anticipates that its cash operating cost per ounce1 and AISC per ounce1 will be higher during the first half of 2017, due to the lower grade ore being fed to both processing plants during this period.  If higher grade ore begins to be processed in the second half of 2017, Golden Star expects its cash operating cost per ounce1 and AISC per ounce1 to decrease accordingly, which is expected to result in the Company achieving its full year 2017 cost guidance.

Currently, Golden Star expects production to conclude at the Prestea Open Pits and Mampon during the third quarter of 2017, however if the Company's exploration campaign is successful, it may be possible to extend production from these deposits.

Capital expenditures are expected to be higher in the first half of 2017 than in the second half of 2017 due to the costs associated with the continued construction of Prestea Underground and accessing the Mampon deposit.  If Prestea Underground achieves commercial production as expected during mid-2017, capital expenditures are expected to reduce accordingly.

Golden Star expects to release its fourth quarter and full year 2016 Financial Results on February 21, 2017.  The Company's 2016 cash operating cost per ounce1 and AISC per ounce1 will also be reported at that time.

All monetary amounts refer to United States dollars unless otherwise indicated.

Notes:
1. See "Non-GAAP Financial Measures"

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce" and "All-In Sustaining Cost per ounce".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties,  the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to third quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Cost" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs excluding non-cash share based compensation, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  All-In Sustaining Cost seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of All-In Sustaining Costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards.

Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There is material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2015 and in the Company's Management Discussion and Analysis for the three months ended September 30, 2016, both of which are available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production, cash operating costs, AISC and capital expenditure guidance for 2017; the intended expansion of production and reduction of costs for 2017; the achievement of 2017 production guidance in terms of production, cash operating costs and capital expenditures; mining rates and the acceleration of mining rates; sustaining, development and total capital expenditures for 2017; the achievement of blasting the first stope at Prestea Underground in mid-2017; the ability of Prestea Underground to commence commercial production in mid-2017; and the ability of the Company to commence mining of the Mampon deposit in Q2 2017; the expected higher grade nature of the Mampon deposit; the success of the Company's exploration results at Mampon and the Prestea Open Pits; the impact of mining Mampon on the Company's cash flow; the achievement of accessing the transverse stopes of the higher grade B Shoot zone at Wassa Underground in Q3 2017; the timing of the release of fourth quarter and full year 2016 Financial Results; and the timing of the release of the Company's exploration strategy for 2017 and beyond.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 11-JAN-17